UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

7810 Boeing Ave LLC

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/Organization:

CA

Date of Organization:

August 20, 2020

Physical Address of Issuer:

7416 Westlawn Ave., Los Angeles CA 90045

Website of Issuer:

www.megbluhome.com

Current Number of Employees:
0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,747,429.38	0
Cash & Cash Equivalents	$308,223.22	0
Accounts Receivable	$0.00	0
Short-term Debt	$1,189,167.52	0
Long-term Debt	$0.00	0
Revenues/Sales	$0.00	0
Cost of Goods Sold	$1,439,206.16	0
Taxes Paid	$1,034.58	0
Net Income	$(1,441,435.52)	0


April 30, 2021

7810 Boeing Ave, LLC

FORM C-AR


This form C-AR (including the cover page and all exhibits attached hereto, "the "Form C_AR) is being furnished by the 7810 Boeing Ave LLC, a California Limited Liability Company (the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as require by the Securities and Exchange Commission ("SEC").

No federal of state securities or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing the Form C-AR pursuant to Regulation CF (227.100 et seq.) which requires that it must file a report with the commission annually and post the report on its website at www.megbluhome.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of the Regulation CF (227.202(b)) by 1) being required to file reports under the Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS


This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

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ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you.

The Company

7810 Boeing Ave LLC is a California limited liability company that was formed for the purpose of acquiring 7810 Boeing Avenue, Los Angeles, California (the "**Property**"), subsequently renovate the Property to maximize its re-sale potential and then to sell the Property upon commercially reasonable terms and conditions to maximize profit.

The Company is located at 7416 Westlawn Ave., Los Angeles CA 90045.

The Company's website is https://megbluhome.com

Management

The Company is managed by Megan Blu.

RISK FACTORS

Risks Related to the Company's Business and Industry

We are a newly formed entity with a limited operating history, which makes our future performance difficult to predict.

We are a newly formed entity and have limited operating history. In making an investment decision, you should consider the risks, uncertainties and difficulties frequently encountered by newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on our business. There can be no assurance that we will achieve our investment objectives

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020 and into 2021 due to COVID-19, the Company's revenue may be adversely affected if the demand of for-sale housing declines.

The Company's success depends on the experience and skill of our Manager.

We are dependent on Megan Blu, the Manager of our Company. The loss of Megan Blu could harm the Company's business, financial condition, cash flow and results of operations.

Our Property will be subject to the risks typically associated with real estate.

Our Property will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;

- acts of war or terrorism, including the consequences of terrorist attacks;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) and the attractiveness of the Property to prospective tenants;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions; and;

- the potential for uninsured or underinsured property losses.

These factors may have a material adverse effect on the value that we can realize from the Property.

We may not be able to sell the Property at a price equal to, or greater than, the total amount of capital we have invested in the Property, which may lead to a decrease in the value of the Securities.

The value of the Property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a Property. Such loss would reduce the value of the Securities.

We will engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We intend to engage in development, redevelopment or repositioning activities and we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- start up, development, repositioning and redevelopment costs may be higher than anticipated;

- cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and

- changes in the pricing and availability of buyers and sellers.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy our debt obligations and to make distributions to our Investors.

Our Property may be subject to impairment charges.

We will periodically evaluate our Property for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of the Property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, including due to the non-renewal of the Terrorism Risk Insurance Act of 2002, or the TRIA, could reduce our cash flows and the return on our Investors' investments.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims.

This risk is particularly relevant with respect to potential acts of terrorism. The TRIA, under which the U.S. federal government bore a significant portion of insured losses caused by terrorism, will expire on December 31, 2020, and there can be no assurance that Congress will act to renew or replace the TRIA following its expiration. If the TRIA is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may result in adverse impacts and additional costs to us.

Changes in the cost or availability of insurance due to the non-renewal of the TRIA or for other reasons could expose us to uninsured casualty losses. If the Property incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our Investors' investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to Investors.

Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance the Property could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Property in the future will depend on prevailing economic and market conditions. Our inability to sell the Property on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

The Property will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases/purchase agreements. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to our Investors.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating the Property. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors.

The Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If the Property is not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our Property may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors.

Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

**BUSINESS**

Property Summary

7810 Boeing Avenue (the "**Property**") is a 1,722 square foot, 3-bedroom, 2-1/2 bath single family home with a pool on a 9290 SF lot located in the Westport Heights neighborhood of Los Angeles, California.

Plan of Operation

We acquired the Property on September 18, 2020 for $1,047,562, including closing costs. We were issued building permits by the Los Angeles Dept. of Building and Safety on December 17, 2020 and commenced construction shortly thereafter. Our renovations to the Property (the "**Renovation Plan**") included the following:

- Addition of 369 square feet to the property making the total square footage 2091 square feet and turning it into a 4 bed/3.5 bath home with a front porch to increase curb appeal and make the exterior a single family white farmhouse (very desirable by buyers in this neighborhood). Replace stucco facade with James Hardie board & batten siding or similar.
- Complete renovation of the existing pool including new tile, plaster, equipment and coping
- Complete backyard renovation including renovating existing patios
- Replace all major systems including electrical, plumbing, HVAC, roof, windows & exterior/interior & garage doors, paint & landscaping
- Renovate all existing bathrooms and kitchen to include new island with new appliances

We expect the property to be complete on or around May 15, 2021 and intend to offer the Property for sale immediately thereafter. Since the original offering, the market demand in this neighborhood has increased. Based on recent comparable sales provided below, we expect the Property to sell for between $1,900,000 and $2,000,000.

Address	Sale Price	Sale Date
6442 Wynkoop St., Los Angeles, CA 90045	$2,125,00	April 2021
• 3 bed/2.5 bath 1965 SF/6069 SF Lot (no pool)		
7219 Dunfield Avenue, Los Angeles, CA 90045	$2,250,000	March 2021
• 3 bed/3 bath 2432 SF/7411 SF Lot (no pool)		
7437 W. 82nd St, Los Angeles, CA 90045	$1,905,000	April 2021
• 4 bed/3 bath 2287 SF/5602 SF Lot (no pool)		

Market

Los Angeles is the 2nd largest city in the United States and the third most populous city in North America, with more than 13 million people in the metropolitan area. The Westport Heights neighborhood of Los Angeles can best be described as the suburbs in the middle of the big city. It's gently curving streets, tidy homes and well manicured lawns create a small town feel. Located on the Westside of Los Angeles north of LAX, south of Playa Vista and west of the 405 freeway, Westchester was largely undiscovered as a hot spot for housing until the post 2008-recession. Westchester's close proximity to tech hubs in Venice, Playa Vista, Culver City and El Segundo make Westchester an appealing home-buying destination for technology workers. Big name tech companies like Google, Yahoo and YouTube all have large offices just down the hill from Westchester.

Property Acquisition

On August 15, 2020 we entered into an agreement (the "**Purchase & Sale Agreement**") to acquire the Property for $1,075,000. On August 25, 2020, we added an addendum to the Purchase & Sale Agreement reducing the purchase price to $1,025,000. Closing under the Purchase & Sale Agreement took place on September 18, 2020.

Leverage

Upon the closing of the Purchase & Sale Agreement, we borrowed $838,000 from Goldman Sachs, a New York Chartered Bank, c/o Genesis Capital, LLC (the "GS Loan") that was used to acquire the Property. The GS Loan has a maturity date of July 1, 2021 and a floating interest rate equal to 1-month LIBOR (as calculated by the lender) plus a margin of 7.333% subject to a floor of 7.5%. There are no pre-payment penalties associated with the GS Loan.

In addition, we borrowed $350,000 from Richard & Arlene Corsetti (the "Corsetti Loan") that was used to acquire the Property. The Corsetti Loan bears interest at a rate of 10% per annum. We used a portion of the proceeds of the Reg CF offering to pay down $50,000 of the Corsetti Loan.

Economic Overview

Upon the sale of the Property, proceeds shall be distributed in the following order: first, to the GS Loan along with any owed interest; second, to the Corsetti Loan along with any owed interest, third to the equity investors until each has received his/her initial capital investment; and finally, to the equity investors as pro rata shares of profits less the Management Fee as defined below. In the event of a loss, each equity investor will be paid back an equal pro rata percentage of his or her capital investment.

Management Fee

The Manager shall be entitled to 30% of any Profit derived from the sale of the Property. Profit shall be defined as: all remaining proceeds after the repayment of any debt and accrued interest, and the return of each of the equity investor's initial capital investment.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS AND MANAGERS

The directors, officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Megan Blu	Manager	Manager of Meg Blu Home since 2015 and Managing Partner of Blu & White Homes since 2016.	BA: University of Southern California, 2002

Biographical Information

Megan Blu is a residential designer and developer of premier custom homes. She works primarily in Los Angeles and is presently branching out to the Napa Valley bringing her vision of the California lifestyle up North. As a believer that rooms shouldn't take themselves too seriously, Megan excels at warm, elegant looks with the occasional sense of whimsy. Whether the project is a full scale remodel or ground up new construction, Megan is involved in every step of the design process. She works with architects and contractors to ensure her vision is brought to life. A San Francisco native, Megan is a graduate of the University of Southern California. In addition to her design company Meg Blu Home, she is the co-founder of Blu & White Homes, which brings design driven homes to the Los Angeles market.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees.

**CAPITALIZATION, DEBT AND OWNERSHIP**

Capitalization

The Company has issued 132,000 membership interests (the "**Membership Interests**") in the LLC.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Membership Interest
Amount Outstanding	100,000
Voting Rights	
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	75.76%

Type	Membership Interest
Amount Outstanding	32,000
Voting Rights	None
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	24.24%

Type	Investor Profit Share
Amount Outstanding	$150,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Other Material Terms	Investor shall receive its pro rata shares of profits less the Management Fee.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	0%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Debt	GS Loan
Type	Line of Credit
Amount Outstanding	$838,000
Interest Rate and Amortization Schedule	7.5% Interest Only
Description of Collateral	1st Deed of Trust
Maturity Date	July 1, 2021

Debt	Corsetti Loan
Type	Unsecured Loan/Promissory Note
Amount Outstanding	$300,000
Interest Rate and Amortization Schedule	10% per annum/Interest Only
Description of Collateral	Membership Interests
Maturity Date	At close of escrow of the property

Debt	Joseph Garcia Loan
Type	Unsecured Loan/Promissory Note
Amount Outstanding	$50,000
Interest Rate and Amortization Schedule	10% per annum; Interest Only
Description of Collateral	None
Maturity Date	At close of escrow of the property

Debt	Megan Blu Loan
Type	Unsecured Loan/Promissory Note
Amount Outstanding	$41,167.52
Interest Rate and Amortization Schedule	10% per annum; Interest Only
Description of Collateral	None
Maturity Date	At close of escrow of the property

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Megan Blu	Membership Interests	25.75%
Arlene Corsetti	Membership Interests	25%
Richard Corsetti	Membership Interests	25%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Overview

7810 Boeing Ave LLC (the "**Company**") was formed on August 20, 2020 under the laws of the State of California, and is headquartered in Los Angeles, CA. The Company was formed for the purpose of acquiring, renovating, and selling 7810 Boeing Avenue, Los Angeles, California.

Operations

The Company acquired the Property on September 18, 2020 and commenced the Renovation Plan in December 2020. The Company intends to put the property on the MLS (Multiple Listing Service) for sale in May 2021.

Cash and Cash Equivalents

At inception, the Company did not have any Cash or Cash Equivalents. As of the close of the 2020 fiscal year (December 31, 2020), the Company had an aggregate of $14,145.78 cash on hand, $260,983.15 in the construction reserve available to draw and $33,094.29 in the mortgage reserve to draw for ongoing carrying costs.

Capital Expenditures and Other Obligations

The Company has made capital expenditures outlined in the Renovation Plan above that began in December 2020 and will be completed on or about May 15, 2021.

Valuation

The price of the Securities was set at $3.34 by dividing the amount of maximum offering amount by the number of membership interests that the Company is authorized to issue. The terminal valuation of the Securities will be dependent on the sales proceeds we receive when we sell the Property.

Material Changes and Other Information

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$100,000	100,000	Acquisition of Property	August 20,2020	Section 4(a)(2)
Investor Profit Share	$150,000	N/A	Acquisition of Property	September 11, 2020	Section 4(a)(2)
Membership Interests	$106,800	32,000	Renovation of the property and paydown of debt	January 7, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Minimum Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company has borrowed $350,000 from Arlene & Richard Corsetti as described above in Outstanding Debt. Arlene and Richard Corsetti are the parents of Megan Blu, the Manager of the Company. A portion of the proceeds of the Reg CF offering were used to pay down $50,000 of this loan.

OTHER INFORMATION

Distributions

The Company does not expect to make any distributions until the Property is sold.

Dissolution

The Company will be dissolved upon the first to occur of the following events:

(i) The vote of the members holding at least a majority of the voting interest of the Company to dissolve the Company;

(ii) Entry of a decree of judicial dissolution under Section 17707.01 of the California Revised Uniform Limited Liability Company Act;

(iii) The sale or transfer of all or substantially all of the Company's assets;

(iv) A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity; or

(v) The Company has no members during 90 consecutive days, except on the death of a natural person who is the sole member of the Company, the status of the member, including Membership Interest, may pass to the heirs, successors, and assigns of the member by will or applicable law.

LEGAL MATTERS

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C-AR. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Megan Blu
_____
(Signature)

Megan Blu
_____
(Name)

Manager, 7810 Boeing Ave., LLC
_____
(Title)

April 30, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Financial Statements

Self-Certification of Financials

I, Megan Blu, being the Manager of 7810 Boeing Ave LLC a limited liability company (the **"Company"**), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows as of December 31, 2020 and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Megan Blu	
(Signature)	
Megan Blu	
(Name)	
Manager	
(Title)	
April 30, 2021	
(Date)	

7810 BOEING AVE LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS (UNAUDITED)

AS OF DECEMBER 31, 2020

7810 BOEING AVE LLC
BALANCE SHEET (UNAUDITED)
AS OF DECEMBER 31, 2020

Assets		
Total Assets	$	1,439,206.16
Liabilities and Member's Equity		
Total Liabilities	$	1,189,167.52
Total Member's Equity	$	250,038.64
Total Liabilities and Member's Equity	$	1,439,206.16

7810 BOEING AVE LLC
STATEMENT OF OPERATIONS (UNAUDITED)
AS OF DECEMBER 31, 2020

Revenues	$	0.00
Cost of Goods Sold	$	(1,439,206.16)
Gross Income	$	**(1,439,206.16)**
Operating expenses		
Marketing	$	300.00
LLC Filing Fees	$	702.95
Bank Fees	$	191.83
Total expenses	$	(1194.78)
Taxes	$	(1034.58)
Net Income	$	**(1,441,435.52)**

7810 BOEING AVE LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AUGUST 20, 2020 (INCEPTION)

1.   ORGANIZATION

7810 Boeing Ave LLC (the "Company") is a limited liability company organized on August 20, 2020 under the laws of California that has been formed to acquire, manage, and sell the property located at 7810 Boeing Avenue, Los Angeles, California (the "Property").

Pursuant to the terms of the Company's limited liability operating agreement (the "Operating Agreement"), the Company is managed by Megan Blu, (the "Manager").

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Reporting, Use of Estimates, and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of 7810 Boeing Ave LLC. All significant intercompany transactions have been eliminated in consolidation.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease.

Organizational Costs

In accordance with FASB Accounting Standards Codification ("ASC") 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the consolidated financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

3. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months is dependent upon the Company's ability to sell the property located at 7810 Boeing Ave., Los Angeles CA 90045 on commercially viable terms in order to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated balance sheets do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical c us or (iv) are not expected to have a significant impact our financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

5. SUBSEQUENT EVENTS

Purchase and Sale Agreement

On August 15, 2020, Megan Blu, on behalf of the Company, entered into a purchase and sale agreement to acquire a single-family home located at 7810 Boeing Avenue, Los Angeles, CA (the "Property") for $1,075,000. On August 25, 2020, an addendum was added to the purchase and sale agreement, reducing the purchase price to $1,025,000. On September 18, 2020, the Company closed on the acquisition of the Property.

Crowdfunded Offering

The Company sold 32,000 additional membership units of the Company (the "Crowdfunded Offering") for a total consideration of $106,800. The Crowdfunded Offering was made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary received a 4% commission fee and 1% of the securities issued in this offering. The 32,000 additional membership units were issued on January 7, 2021.

Management's Evaluation

Management has evaluated subsequent events through December 31, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

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